Filed pursuant to 424(b)(3)
Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 1 DATED FEBRUARY 12, 2010

TO THE PROSPECTUS DATED DECEMBER 18, 2009

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated December 18, 2009 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding distributions authorized;

B.	To update disclosure in the section of the Prospectus titled “Management”;

C.	To update disclosure in the section of the Prospectus titled “Management Compensation”; and

D.	To update disclosure in the section of the Prospectus titled “The Operating Partnership Agreement—Redemption Rights of Special Units”.

A. Authorization of Distributions

On February 8, 2010, our board of directors authorized a quarterly cash distribution of $0.15625 per share of common stock to all common stockholders of record as of the close of business on each day commencing on the date that we meet the minimum offering requirements in connection with this offering and ending on the last day of the quarter in which the minimum offering requirements are met, which we refer to as the “Initial Quarter.” Such distributions for the Initial Quarter will be paid on a date determined by us that is no later than the 15th day following the last day of the first calendar quarter after the Initial Quarter. To the extent that the minimum offer requirements are met on or before March 31, 2010, we also will pay a quarterly cash distribution of $0.15625 for the quarterly period ending on June 30, 2010 to all common stockholders of record as of the close of business on each day of such quarter. Distributions will be calculated based on the number of days each stockholder has been a stockholder of record. Distributions for stockholders participating in our Distribution Reinvestment Plan will be reinvested into shares of us. Some or all of these distributions may be paid from sources other than cash flow from operations, such as cash flows from financing activities, which may include borrowings, cash resulting from a waiver or deferral of fees, and proceeds of this offering; provided that proceeds from this offering may be used only for a period of up to one year after we meet the minimum offering requirements.

B. Updates to the Management Section

The following updates and replaces the third paragraph on page 69 of the Prospectus:

“Our charter defines an “independent director” as a person who has not been, directly or indirectly, associated with the Sponsor or the Advisor within the previous two years by virtue of:

•	ownership interests in the Sponsor, the Advisor or any of their affiliates;

•	employment by the Sponsor, the Advisor or any of their affiliates;

•	service as an officer or director of the Sponsor, the Advisor or any of their affiliates;

•	performance of services, other than as a director for us;

•	service as a director of more than three real estate investment trusts organized by the Sponsor or advised by the Advisor; or

•	maintenance of a material business or professional relationship with the Sponsor, the Advisor or any of their affiliates.”

C. Updates to the Management Compensation Section

The following sentence updates and replaces the last sentence of footnote six on pages 87-88 of the Prospectus:

“The redemption of OP Units received in exchange for the Special Units (if requested by the holder(s) of such OP Unit) will be made in cash to the extent that such payment does not impair the capital of the Company, and any remaining payment will be made in the form of a promissory note bearing interest at a competitive rate; provided, however, that in connection with the termination or nonrenewal of our Advisory Agreement other than for “cause,” any payment upon repurchase shall be made in the form of a promissory note and not cash.”

D. Updates to the Section Titled “The Operating Partnership Agreement—Redemption Rights of Special Units”

The following updates and replaces the carryover sentence ending with “competitive market rate” on the top of page 92 of the Prospectus:

“The redemption of OP Units received in exchange for the Special Units (if requested by the holder(s) of such OP Units) will be made in cash to the extent that such payment does not impair the capital of the Company, and any remaining payment will be made in the form of a promissory note bearing interest at a competitive market rate; provided, however, that in connection with the termination or nonrenewal of our Advisory Agreement other than for “cause,” any payment upon repurchase shall be made in the form of a promissory note and not cash. In connection with the termination or nonrenewal of our Advisory Agreement other than for “cause,” such promissory note shall be payable in 12 equal quarterly installments and shall bear interest on the unpaid balance at a rate determined by our board of directors to be fair and reasonable; provided, however, that no payment will be made in any quarter in which such payments would impair our capital or jeopardize our REIT status, in which case any such payment or payments may be delayed until the next quarter in which payment would not impair our capital or jeopardize our REIT status; and provided, further, that payment of the outstanding balance on any promissory note and all interest due on such note shall be accelerated upon the occurrence of a Liquidity Event.”